Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

The following contains a description of Chaparral Energy, Inc.’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description is a summary only and does not purport to be complete. It is qualified in its entirety by reference to our Third Amended and Restated Certificate of Incorporation (as may be amended from time to time, our “Certificate of Incorporation”), our Certificate of Retirement of Class B Common Stock and our Second Amended and Restated Bylaws (as may be amended from time to time, our “Bylaws”), each of which is filed with the Securities and Exchange Commission as an exhibit to our Annual Report on Form 10-K to which this description is filed as an exhibit, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Authorized Capitalization
Our authorized capital stock consists of 197,130,071 shares, which include (i) 180,000,000 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), (ii) 12,130,071 shares of Class B common stock, par value $0.01 per share (the “Class B Common Stock” and together with the Class A Common Stock, our “common stock”) and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share.

The Class B Common Stock was authorized in order to address certain circumstances relating to our emergence from bankruptcy in 2017. All previously outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock in accordance with our Certificate of Incorporation, and no shares of Class B Common Stock are issued or reserved for issuance. Given the nature of the Class B Common Stock it is not contemplated that any additional shares of Class B Common Stock will ever be issued or reserved for issuance.

Registered Securities
As of March 11, 2020, we have one class of securities registered pursuant to Section 12 of the Exchange Act: the Class A Common Stock, of which 48,413,185 shares were issued and 47,938,374 shares were outstanding as of March 11, 2020.

Listing

The Class A Common Stock is listed on the NYSE under the symbol “CHAP.”

Voting Rights

Except as provided by law or in a preferred stock designation, holders of shares of Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right (along with any other holders of our common stock) to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of Class A Common Stock are not entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote on that amendment pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL.

Dividends

Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of our common stock (including the Class A Common Stock) are entitled to receive ratably in proportion to the shares of our common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Dividends on the Class A Common Stock in the form of common stock or the right to receive common stock may be paid only in the form of Class A Common Stock.

We have not paid any dividends on our common stock in either of the last two years and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors. We are also restricted from paying any cash dividends under:

•
the Tenth Restated Credit Agreement, dated as of December 21, 2017, among Chaparral, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent and the Lenders and Prepetition Borrowers party thereto, as amended (“Credit Agreement”); and

•	the Indenture, dated June 29, 2018, among Chaparral, the Guarantors party thereto, and UMB Bank, N.A., as Trustee, relating to our 8.750% Senior Notes due 2023 (“Indenture”).

Our Credit Agreement and our Indenture are each filed with the Securities and Exchange Commission as an exhibit to our Annual Report on Form 10-K to which this description is filed as an exhibit.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of our common stock (including the Class A Common Stock) will be entitled to share ratably in our assets in proportion to the shares of our common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Other Rights

All outstanding shares of Class A Common Stock are fully paid and non-assessable. The holders of the Class A Common Stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock.

Under the terms of our Certificate of Incorporation and our Bylaws, we are prohibited from issuing any non-voting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code and only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws described below contain provisions that could make the following transactions more difficult: (i) acquisitions of us by means of a tender offer, a proxy contest or otherwise and (ii) the removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are not subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

We elected to “opt out” of the provisions of Section 203 in our Certificate of Incorporation filed in connection with our emergence from bankruptcy in 2017.

Certificate of Incorporation and Bylaws

Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the Class A Common Stock.

Among other things, our Certificate of Incorporation and Bylaws:

•	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by the affirmative vote of the holders of a majority of our then outstanding common stock);

•	provide that our Bylaws may be amended only by the affirmative vote of the holders of a majority of our then outstanding common stock or by resolution adopted by a majority of the directors;

•
provide that special meetings of our stockholders may only be called by the board of directors, the chairman of the board of directors, or the holders of a majority of the total voting power of all the shares of our then outstanding stock entitled to vote generally in the election of directors;

•
eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL;

•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and

•
do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

Limitation of Liability and Indemnification Matters

Our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividends or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our Certificate of Incorporation and Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Certificate of Incorporation and Bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our Certificate of Incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Common Stock is Computershare Trust Company, N.A.